UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ASGI MESIROW INSIGHT FUND A, LLC
(formerly known as Wells Fargo Multi-Strategy 100 Fund A, LLC)
(Name of Subject Company (Issuer))

ASGI MESIROW INSIGHT FUND A, LLC
(formerly known as Wells Fargo Multi-Strategy 100 Fund A, LLC)
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Roman
c/o Alternative Strategies Group, Inc.
200 Berkeley Street, 18th Floor, MAC J9201-211
Boston, MA 02116
(617) 210-3234
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
George J. Zornada
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111
(617) 261-3231

January 31, 2012

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 1, 2011 by ASGI Mesirow Insight Fund A, LLC (the “Fund”), formerly known as Wells Fargo Multi-Strategy 100 Fund A, LLC, in connection with an offer by the Fund (the “Offer”) to purchase up to $1,230,583.34 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on November 1, 2011.

This final amendment to the Statement is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern time, on November 30, 2011.

2.	The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2011.

3.
Approximately $174,793.92 of Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ASGI MESIROW INSIGHT FUND A, LLC

	By:	/s/ Michael Roman
	Name:	Michael Roman
	Title:	Treasurer

January 31, 2012

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